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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    CRT Capital Group, LLC (a)
    One Fawcett Place
    Greenwich, CT 06830

2.  Date of Event Requiring Statement (Month/Day/Year)

    January 11, 2002

3.  IRS Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Allied Riser Communications Corporation
    ARCC

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other
    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
    ( ) Form filed by One Reporting Person
    (X) Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
   None                 Owned           Indirect(I)








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            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-     3.Title and Amount    4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and      of Securities          sion or         Form of          Indirect
  Security       Expiration       Underlying             Exercise        Derivative       Beneficial
  -----------    Date             Derivative Security    Price of        Security:        Ownership
                 (Month/Day/
                 Year)             ---------------       Deri-           Direct(D) or
               ---------------    Title   Amount or      vative          Indirect (I)
               Date    Expira-            Number of      Security
               Exer-   tion               Shares
               cisable Date

7.5% Con-        Immed.   6/15/07   Common   785,621       15.37              D            (1)
vertible                            Shares
Subordi-                            $.0001
nated Notes                         par value
due 2007

7.5% Con-        Immed.   6/15/07   Common   1,301,236     15.37              D            (2)
vertible                            Shares
Subordi-                            $.0001
nated Notes                         par value
due 2007

7.5% Con-        Immed.   6/15/07   Common   221,210       15.37              I            (3)
vertible                            Shares
Subordi-                            $.0001
nated Notes                         par value
due 2007

7.5% Con-        Immed.   6/15/07   Common   650,618       15.37              D            (4)
vertible                            Shares
Subordi-                            $.0001
nated Notes                         par value
due 2007

7.5% Con-        Immed.   6/15/07   Common   105,269       15.37              D            (5)
vertible                            Shares
Subordi-                            $.0001
nated Notes                         par value
due 2007

7.5% Con-        Immed.   6/15/07   Common   58,556        15.37              D            (6)
vertible                            Shares
Subordi-                            $.0001
nated Notes                         par value
due 2007


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7.5% Con-        Immed.   6/15/07   Common   198,438       15.37              D            (7)
vertible                            Shares
Subordi-                            $.0001
nated Notes                         par value
due 2007

7.5% Con-        Immed.   6/15/07   Common   292,778       15.37              D            (8)
vertible                            Shares
Subordi-                            $.0001
nated Notes                         par value
due 2007

7.5% Con-        Immed.   6/15/07   Common   65,062        15.37              D            (9)
vertible                            Shares
Subordi-                            $.0001
nated Notes                         par value
due 2007

7.5% Con-        Immed.   6/15/07   Common   1,008,458     15.37              I            (10)
vertible                            Shares
Subordi-                            $.0001
nated Notes                         par value
due 2007

7.5% Con-        Immed.   6/15/07   Common   1,281,717     15.37              D            (11)
vertible                            Shares
Subordi-                            $.0001
nated Notes                         par value
due 2007


7.5% Con-        Immed.   6/15/07   Common   979,180       15.37              D            (12)
vertible                            Shares
Subordi-                            $.0001
nated Notes                         par value
due 2007


Explanation of Responses:

    (a) Designated Filer is CRT Capital Group, LLC ("CRT") filing on behalf of itself and ANDA Partnership, Angelo, Gordon & Co., L.P., Guardfish, LLC, HBV Capital Management, LLC, JMG Capital Partners, L.P., JMG Triton Offshore Fund, Ltd., LC Capital Partners, L.P., Marketus Value Partners, LP, Magten Asset Management, Corp., Peninsula Partners, L.P. and Sagamore Hill Hub Fund, Ltd. (collectively, the "Holders").




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    (1)   These notes are beneficially owned by CRT, which is a
          member of a "group" with the Holders for purposes of
          Section 13(d) of the Exchange Act.

    (2) These notes are beneficially owned by ANDA Partnership, which is a member of a "group" with the Holders for purposes of Section 13(d) of the Exchange Act.

    (3) These notes are beneficially owned by discretionary accounts managed by Angelo, Gordon & Co., L.P., which is a member of a "group" with the Holders for purposes of Section 13(d) of the Exchange Act.

    (4) These notes are beneficially owned by Guardfish, LLC, which is a member of a "group" with the Holders for purposes of Section 13(d) of the Exchange Act.

    (5)   These notes are beneficially owned by HBV Capital
          Management, LLC, which is a member of a "group" with the Holders for purposes of Section 13(d) of the Exchange Act.

    (6)   These notes are beneficially owned by JMG Capital
          Partners, L.P., which is a member of a "group" with the Holders for purposes of Section 13(d) of the Exchange
          Act.

    (7)   These notes are beneficially owned by JMG Triton
          Offshore Fund, Ltd., which is a member of a "group" with the Holders for purposes of Section 13(d) of the Exchange Act.

    (8)   These notes are beneficially owned by LC Capital
          Partners, L.P., which is a member of a "group" with the Holders for purposes of Section 13(d) of the Exchange
          Act.

    (9)   These notes are beneficially owned by Marketus Value
          Partners, LP, which is a member of a "group" with the Holders for purposes of Section 13(d) of the Exchange
          Act.

    (10) These notes are beneficially owned by discretionary account managed by Magten Asset Management, Corp., which is a member of a "group" with the Holders for purposes of Section 13(d) of the Exchange Act.

    (11)  These notes are beneficially owned by Peninsula
          Partners, L.P., which is a member of a "group" with the Holders for purposes of Section 13(d) of the Exchange
          Act.


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    (12)  These notes are beneficially owned by Sagamore Hill Hub
          Fund, Ltd., which is a member of a "group" with the Holders for purposes of Section 13(d) of the Exchange
          Act.

SIGNATURE OF REPORTING PERSON

    CRT Capital Group, LLC


    By:   /s/ Robert Lee
          ___________________________


January  18, 2002






































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Joint Filer Information

Name:                        ANDA Partnership
Address:                     2 North Riverside Plaza, Suite 1500
                             Chicago, IL  60606
Designated Filer:            CRT Capital Group, LLC
Issuer and Ticker Symbol:    Allied Riser Communications
                             Corporation ("ARCC")
Date of Event Requiring
  Statement:                 January 11, 2002

Name:                        Angelo, Gordon & Co., L.P.
Address:                     245 Park Avenue, 26th Floor
                             New York, NY  10167
Designated Filer:            CRT Capital Group, LLC
Issuer and Ticker Symbol:    Allied Riser Communications
                             Corporation ("ARCC")
Date of Event Requiring
  Statement:                 January 11, 2002

Name:                        Guardfish, LLC
Address:                     261 School Avenue, Suite 400
                             Excelsior, MN  55331
Designated Filer:            CRT Capital Group, LLC
Issuer and Ticker Symbol:    Allied Riser Communications
                             Corporation ("ARCC")
Date of Event Requiring
  Statement:                 January 11, 2002

Name:                        HBV Capital Management, LLC
Address:  200 Park Avenue, Suite 3300, New York, NY  10016
Designated Filer:            CRT Capital Group, LLC
Issuer and Ticker Symbol:    Allied Riser Communications
                             Corporation ("ARCC")
Date of Event Requiring
  Statement:                 January 11, 2002

Name:                        JMG Capital Partners, L.P.
Address:                     1999 Avenue of the Stars
                             Suite 2530
                             Los Angeles, CA 90067
Designated Filer:            CRT Capital Group, LLC
Issuer and Ticker Symbol:    Allied Riser Communications
                             Corporation ("ARCC")
Date of Event Requiring
  Statement:                 January 11, 2002

Name:                        JMG Triton Offshore Fund, Ltd.
Address:                     1999 Avenue of the Stars
                             Suite 2530
                             Los Angeles, CA 90067


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Designated Filer:            CRT Capital Group, LLC
Issuer and Ticker Symbol:    Allied Riser Communications
                             Corporation ("ARCC")
Date of Event Requiring
  Statement:                 January 11, 2002

Name:                        LC Capital partners, L.P.
Address:                     730 Fifth Avenue, Suite 2102
                             New York, NY  10019
Designated Filer:            CRT Capital Group, LLC
Issuer and Ticker Symbol:    Allied Riser Communications
                             Corporation ("ARCC")
Date of Event Requiring
  Statement:                 January 11, 2002

Name:                        Marketus Value Partners, LP
Address:                     230 Park Avenue, 13th Floor
                             New York, NY  10169
Designated Filer:            CRT Capital Group, LLC
Issuer and Ticker Symbol:    Allied Riser Communications
                             Corporation ("ARCC")
Date of Event Requiring
  Statement:                 January 11, 2002

Name:                        Magten Asset Management, Corp.
Address:                     35 East 21st Street, Fifth Floor
                             New York, NY  10010
Designated Filer:            CRT Capital Group, LLC
Issuer and Ticker Symbol:    Allied Riser Communications
                             Corporation ("ARCC")
Date of Event Requiring
  Statement:                 January 11, 2002

Name:                        Peninsula Partners, L.P.
Address:                     404B East Main Street
                             Charlottesville, VA  22902
Designated Filer:            CRT Capital Group, LLC
Issuer and Ticker Symbol:    Allied Riser Communications
                             Corporation ("ARCC")
Date of Event Requiring
  Statement:                 January 11, 2002

Name:                        Sagamore Hill Hub Fund, Ltd.
Address:                     c/o Maples & Calder, P.O. Box 309
                             Ugland House, South Church Street,
                             George Town, Grand Cayman, Cayman
                             Islands
Designated Filer:            CRT Capital Group, LLC
Issuer and Ticker Symbol:    Allied Riser Communications
                             Corporation ("ARCC")
Date of Event Requiring


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  Statement:                 January 11, 2002




















































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